EXHIBIT 12-22
THE DETROIT EDISON COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months
	Ended June 30	Twelve Months Ended December 31
	2005	2004	2003	2002	2001	2000
(Millions of Dollars)

Earnings:
Pretax earnings	$144	$214	$397	$534	$320	$586
Fixed charges	140	294	294	322	314	311

Net earnings	$284	$508	$691	$856	634	$897

Fixed charges:
Interest expense	$133	$280	$284	$319	$306	$277
Adjustments	7	14	10	3	8	34

Fixed charges	$140	$294	$294	$322	$314	$311

Ratio of earnings to fixed charges	2.03	1.73	2.35	2.66	2.02	2.88